February 5, 2020

Jonathan Sinclair
Chief Financial Officer
Canada Goose Holdings Inc.
250 Bowie Ave
Toronto, Ontario, Canada M6E 4Y2

       Re: Canada Goose Holdings Inc.
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           File No. 001-38027

Dear Mr. Sinclair:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

1. We note that your comparative discussions for all respective periods of your income statement line items identify multiple variables as the reasons for the period to period changes in your operating results; however, you do not quantify the impact of each of these variables. Please also note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 5 of Form 20-F and
      Section III.D of SEC Release No. 33-6835.
 Jonathan Sinclair
Canada Goose Holdings Inc.
February 5, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameJonathan Sinclair                       Sincerely,
Comapany NameCanada Goose Holdings Inc.
                                                          Division of
Corporation Finance
February 5, 2020 Page 2                                   Office of
Manufacturing
FirstName LastName